EKATS SECURITIES

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2021

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SEC FILE NUMBER
8-69810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ekats Securities

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 Madison Avenue, 6th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Brewster	646-397-5473	rbrewster@ekatssecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Scott Carter_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Ekats Securities_____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RICK A. LOMBARDO
Notary Public - California
Los Angeles County
Commission # 2362351
My Comm. Expires Jul 20, 2025

Signature: _____

Title: _CEO_

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS



TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Ekats Securities

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Ekats Securities (the "Company") as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through contributions. These conditions raise doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
April 11, 2022

We have served as the Ekats Securities's auditor since 2019.

EKATS SECURITIES

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	1,307
Prepaid expenses		669
Total assets	$	1,976

LIABILITIES AND STOCKHOLDER'S DEFICIT

Accounts payable and accrued expenses	$	40,925
Related party payable		10,372
Total liabilities		51,297
Capital Stock		112,781
Additional Paid in Capital		117,145
Retained deficit		(279,247)
Total stockholder's deficit		(49,321)
Total liabilities and stockholder's deficit	$	1,976

EKATS SECURITIES

STATEMENT OF OPERATIONS
For the Year ended December 31, 2021

Revenues:		
Placement fees	$	-
Operating expenses:		
Professional fees		18,168
Regulatory fees		5,777
Other expenses		331
		24,276
Net loss	$	(24,276)

EKATS SECURITIES

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT
For the Year ended December 31, 2021

	Common Stock		Additional Paid in Capital		Accumulated Losses		Total Stockholder's Equity/(Deficit)
Balance at December 31, 2020	$ 112,781	$	117,145	$	(254,971)	$	(25,045)
Net loss	-		-		(24,276)		(24,276)
Balance at December 31, 2021	$ 112,781	$	117,145	$	(279,247)	$	(49,321)

EKATS SECURITIES

STATEMENT OF CASH FLOWS
For the Year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(24,276)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Prepaid expenses		798
Accounts payable and accrued expenses		21,479
Related party payable		3,114
Net cash provided by operating activities		1,115
Net decrease in cash during the year		1,115
Cash, beginning of year		192
Cash, end of year	$	1,307

NOTES TO FINANCIAL STATEMENTS
December 31, 2021

Note 1   **Organization and nature of business**

Ekats Securities (the "Company"), formerly known as Crowdfunder Financial Services, Inc., was formed in 2016 and is a California corporation. The Company is a wholly-owned subsidiary of Crowdfunder, Inc. (the "Parent"). The Company's primary business is that of a securities broker-dealer that engages in the private placement of securities of private funds, Regulation A and Regulation S offerings, in accordance with the membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 on April 4, 2017 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

On July 27, 2021, the Company entered into a Stock Purchase Agreement with Ekats Financial LLC to sell 100% of the Company. The transaction is contingent upon receiving FINRA approval under Rule 1017 application. As of December 31, 2021, the transaction was pending FINRA approval.

Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2021, the Company reported a net loss of $24,276 and relied on unsecured financing of $40,000 to fund its operation. These results and the $1,307 of cash on hand at December 31, 2021 raise substantial doubt about the Company's ability to continue as a going concern.

In 2022, contingent upon FINRA approval of the Rule 1017 application, the new Stockholders intend to fund the firms operations with capital contributions.

Note 2   **Summary of significant accounting policies**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2021

Note 2   **Summary of significant accounting policies (continued)**

Revenue recognition(continued)
In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of placement fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. The Company has $58,641 in a deferred tax asset and the Company applied a 100% discount valuation in anticipation of being unused.

If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Subsequent events
For purposes of preparing financial statements the Company considered events through April 11, 2022, the date the financial statements were available for issuance. Subsequent to the end of the year, the financial markets have been severely impacted by the effects of the Coronavirus pandemic. The Company continues to evaluate the current and long-term impact of the pandemic on Company operations, but projections to future operations are not known at this time.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2021

Note 4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021 the Company's net capital was $(49,991) which was $(54,991) less than its required net capital of $5,000. The Company's aggregate indebtedness to net capital was -1.03 to 1.

From February 13, 2018 through December 31, 2021, the Company's net capital was below its minimum net capital requirement. The Company made notice pursuant to SEC Rule 17a-11. The Company did not conduct any securities business during the period of net capital deficiency. FINRA has not imposed any additional sanctions on the Company due to its net capital deficiency.

Note 5   **Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash.

Note 6   **Commitments and contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7   **Related party transactions**

Due to related party of $10,372, as shown of the statement of financial condition represents cash advances made by the Parent.

EKATS SECURITIES

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2021

Capital			
Members' deficit		$	(49,321)
Deductions and charges:			
Prepaid expenses	$	669	
			669
Net capital		$	(49,990)
Aggregate indebtedness			
Accounts payable and accrued expenses		$	51,297
Computation of basic net capital requirement			
Minimum net capital required		$	3,420
Minimum dollar net capital required			5,000
Net capital requirement			5,000
Deficient net capital		$	(54,990)
Net capital less 120% of minimum			
dollar net capital required		$	(55,990)
Percentage of aggregate indebtedness to net capital			-103%

There are no material differences between the computations above
and the computations included in the Company's corresponding
unaudited Form X-17A-5 PartIIA filing.



TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2021

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Scott Carter
Ekats Securities
477 Madison Avenue,
6th Floor
New York, NY 10022

Dear Mr. Carter,

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Ekats Securities does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Ekats Securities's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ekats Securities's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond

Fredericksburg, Texas
April 11, 2022

Ekats Securities
Exemption Report
December 31, 2021

Ekats Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to private placement of securities.

(3) The Company has no exceptions to report this fiscal year.

I, Scott Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: CEO